FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Bansal, Sanju K.	2. Issuer Name and Ticker or Trading Symbol MicroStrategy Incorporated (MSTR)

6. Relationship of Reporting Person(s)
to Issuer (Check all applicable)
X Director                                       10% Owner
X Officer (give title below)          Other (specify below)

Vice Chairman, Executive Vice President and Chief Operating Officer

(Last) (First) (Middle) c/o MicroStrategy Incorporated 1861 International Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 24, 2003
(Street) McLean, VA 22102		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	2/24/03		S		1,100	D	$21.4000
Class A Common Stock	2/24/03		S		1,400	D	$21.4007
Class A Common Stock	2/24/03		S		200	D	$21.4300
Class A Common Stock	2/24/03		S		6,400	D	$21.4500
Class A Common Stock	2/24/03		S		2,500	D	$21.5000
Class A Common Stock	2/24/03		S		2,200	D	$21.5201
Class A Common Stock	2/24/03		S		3,400	D	$21.5300
Class A Common Stock	2/24/03		S		2,500	D	$21.5600
Class A Common Stock	2/24/03		S		200	D	$21.5800
Class A Common Stock	2/24/03		S		100	D	$21.5900	51,900	I	Shares owned by LLC(1)
Class A Common Stock								50,000	I	Shares owned by Trust(3)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Options (Right to buy)	$20.69							2/8/04	2/8/13	Class A Common Stock	20,000		20,000(4)	D
Employee Stock Options (Right to buy)	$20.69							2/8/05	2/8/13	Class A Common Stock	20,000		20,000(4)	D
Employee Stock Options (Right to buy)	$20.69							2/8/06	2/8/13	Class A Common Stock	20,000		20,000(4)	D
Employee Stock Options (Right to buy)	$20.69							2/8/07	2/8/13	Class A Common Stock	20,000		20,000(4)	D
Employee Stock Options (Right to buy)	$20.69							2/8/08	2/8/13	Class A Common Stock	20,000		20,000(4)	D
Class B Common Stock	1-for-1							Immed.		Class A Common Stock			669,087	I	Shares owned by LLC(1)
Class B Common Stock	1-for-1							Immed.		Class A Common Stock			38,305	I	Shares owned by Trust(2)
Class B Common Stock	1-for-1							Immed.		Class A Common Stock			2,357	D

Explanation of Responses:

(1) These shares are owned directly by Shangri-La LLC (the "LLC"), and indirectly by Sanju K. Bansal as the sole member of the LLC. The LLC's address is the same as Mr. Bansal's address. The LLC has designated Mr. Bansal as the designated filer. Mr. Bansal is an officer and a director of the issuer.
(2) These shares are owned directly by Sanjeev K. Bansal Qualified Annuity Trust #2.
(3) These shares are owned directly by Sanjeev K. Bansal Qualified Annuity Trust #3.
(4) The granting of this stock option is subject to stockholder approval of an amendment to the issuer's Amended and Restated 1999 Stock Option Plan, which amendment, if approved, will increase the number of shares of Class A Common Stock available for issuance under such plan to an aggregate of 3,850,000 and increase the annual per-participant limit to 1,000,000 shares.

By: /s/ Sanju K. Bansal Individually and as the Sole Member of Shangri-La LLC **Signature of Reporting Person	02/26/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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POWER OF ATTORNEY

 Know all by these presents, that the undersigned hereby constitutes and appoints each of Jonathan F. Klein and W. Ming Shao, signing singly, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the

undersigned's capacity as an officer and/or director of

MicroStrategy Incorporated (the "Company"), Forms 3, 4, and 5 in

accordance with Section 16(a) of the Securities Exchange Act of

1934 and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5 and timely file such form with the United States Securities and Exchange Commission and any

stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally

required by, the undersigned, it being understood that the

documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such

attorney-in-fact may approve in such attorney-in-fact's

discretion.

 The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with, or the undersigned's liability under, Section 16 of the Securities Exchange Act of 1934.

 This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the

Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

 IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed with effect as of February 10, 2003.

Signature: /s/ Sanju K. Bansal

Print Name: Sanju K. Bansal

Date: 2/24/03